FORM 11-K



[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]



         For the fiscal year ended December 31, 1999



                  OR



[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



          For the transition period from __________ to __________



          Commission file number 0-18886



              A.   HS RESOURCES, INC. 401(k) & PROFIT SHARING PLAN

              B.   HS RESOURCES, INC.
                   One Maritime Plaza, 15th Fl.
                   San Francisco, CA  94111

HS RESOURCES, INC.
401(k) & PROFIT SHARING PLAN

Financial Statements And Schedule
As Of December 31, 1999 And 1998

Together With Report Of Independent Public Accountants

                               HS RESOURCES, INC.
                               ------------------

                          401(k) & PROFIT SHARING PLAN
                          ----------------------------


                                      INDEX
                                      -----


                                                                   PAGE(S)


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                              1

FINANCIAL STATEMENTS:
    Statements of Net Assets Available for Benefits
      as of December 31, 1999 and 1998                                2

    Statement of Changes in Net Assets Available for Benefits
      for the Year Ended December 31, 1999                            3

NOTES TO FINANCIAL STATEMENTS AND SCHEDULE                           4-8

SCHEDULE SUPPORTING FINANCIAL STATEMENTS:
    Schedule I - Schedule of Assets Held for Investment Purposes
        at End of Year                                              9-12

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of the
    HS Resources, Inc. 401(k) & Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of HS RESOURCES, INC. 401(k) & PROFIT SHARING PLAN (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                  /s/ARTHUR ANDERSEN LLP

Denver, Colorado
June 26, 2000

                               HS RESOURCES, INC.
                               ------------------

                          401(k) & PROFIT SHARING PLAN
                          ----------------------------

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                -----------------------------------------------

                        AS OF DECEMBER 31, 1999 AND 1998
                        --------------------------------


                                                          1999          1998
                                                       -----------   ----------
INVESTMENTS (Note 2):
      Cash and cash equivalents                        $    56,368   $   88,239
      Money market funds                                   513,020      349,054
      Mutual funds                                       7,292,769    6,081,195
      Common/collective trust fund                         471,721      176,942
      HS Resources common stock                          2,692,138      824,721
      Common stock                                         661,622       57,550
      Loans to participants                                221,458      161,910
                                                       -----------   ----------
            Total investments                           11,909,096    7,739,611
                                                       -----------   ----------
RECEIVABLES:
      Employer contributions receivable                  1,422,712    1,034,102
                                                       -----------   ----------
NET ASSETS AVAILABLE FOR BENEFITS                      $13,331,808   $8,773,713
                                                       ===========   ==========

               The accompanying notes to financial statements and schedule are an integral part of these statements.

                               HS RESOURCES, INC.
                               ------------------

                          401(k) & PROFIT SHARING PLAN
                          ----------------------------


           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ---------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1999
                      ------------------------------------



ADDITIONS TO NET ASSETS ATTRIBUTED TO:
      Investment income -
            Interest, dividends and other income           $   524,134
            Net realized and unrealized gain on investments  1,867,926
                                                           -----------
                  Total investment income                    2,392,060
                                                           -----------
      Contributions -
            Employer                                         1,151,555
            Employee                                         1,343,873
            Rollover                                           102,023
                                                           -----------
                  Total contributions                        2,597,451
                                                           -----------
                  Total additions                            4,989,511
                                                           -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
      Distributions to participants                            410,019
      Administrative expenses                                   21,397
                                                           -----------
                  Total deductions                             431,416
                                                           -----------
NET INCREASE                                                 4,558,095

NET ASSETS AVAILABLE FOR BENEFITS:
      Beginning of year                                      8,773,713
                                                           -----------
      End of year                                          $13,331,808
                                                           ===========


               The accompanying notes to financial statements and
                schedule are an integral part of this statement.

                               HS RESOURCES, INC.
                               ------------------

                          401(k) & PROFIT SHARING PLAN
                          ----------------------------


                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULE
                  ------------------------------------------

                           DECEMBER 31, 1999 AND 1998
                           --------------------------


1.    DESCRIPTION OF PLAN:
      --------------------

Effective July 1, 1990 and June 30, 1989, HS Resources, Inc. (the "Company") established the HS Resources, Inc. Employee Investment 401(k) Plan (the "401(k) Plan") and the HS Resources, Inc. Profit Sharing Plan (the "Profit Sharing Plan"), respectively. The 401(k) Plan was amended and restated effective August 1, 1998. The amendment merged the Profit Sharing Plan into the 401(k) Plan and changed the name of the 401(k) Plan to the HS Resources, Inc. 401(k) & Profit Sharing Plan (the "Plan"). At this time the HS Resources, Inc. Master Trust, which was established for the investment of assets of the 401(k) Plan and the Profit Sharing Plan, was terminated.

The following description of the Plan provides only general information. Participants and all others should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General
-------

The Plan is a defined contribution plan covering all eligible employees of the Company, which excludes collective bargaining employees, non-resident aliens who receive no U.S. source income, leased employees and seasonal part-time employees or temporary employees. There are no service or age eligibility requirements for employee deferrals. For employer match contributions, employees must complete one year of service as defined by the Plan, and be employed on the last day of the Plan year. The Plan was established under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

Contributions
-------------

Participants can contribute on a pre-tax basis, as permitted by Section 401(k) of the IRC, an amount from 1% to 15% of their compensation, as defined by the Plan, limited by the requirements of the IRC. Employees may contribute rollover contributions from another qualified plan. Participants may also contribute after-tax amounts from 1% to 5% of compensation to the Plan.

Each Plan year, the Company may, at its sole discretion, contribute a matching contribution. Participants must be continuously employed from the first day to the last day of the Plan year to be eligible to receive matching contributions. For the Plan year ended December 31, 1999, the Company matched the following for each participant: 100% of the pre-tax contributions for each participant up to the first 10% of compensation deferred by the employee. The Company match totaled $1,056,712 for the Plan year ended December 31, 1999.

Each Plan year, the Company may, at its discretion, contribute an additional profit sharing contribution and qualified non-elective contribution ("QNEC") to the Plan. Allocations of profit sharing contributions are based on a uniform percentage of each participant's pay, adjusted as allowed by law to reflect the Company's payments to finance the participant's Social Security benefits. In order to be eligible for a profit sharing contribution, a participant must be employed on the last day of the Plan year or have completed at least three months of service during the Plan year. Allocations of QNECs are made in the proportion that a participant's compensation bears to the compensation of the eligible non-highly compensated participants for the portion of the Plan year in which they were participants. The Company did not make a profit sharing contribution or QNEC for the Plan year ended December 31, 1999.

The annual additions under the Plan and all other plans sponsored by the Company to each participant are limited to the lesser of 25% of eligible compensation or $30,000. Annual additions are defined by the IRC.

Participant Accounts
--------------------

Participant accounts are credited with participant elective contributions, matching Company contributions, profit sharing contributions, QNEC contributions and Plan earnings or losses.

Investment Options
------------------

Effective August 1, 1998, participants were offered twelve investment options by Charles Schwab Trust Company ("Schwab") including a personal choice investment account that allows participants to buy and sell from almost any mutual fund or other public security available at Schwab. Company stock, however, may not be traded in the personal choice investment account.

Subsequent to December 31, 1999, two additional mutual funds, Janus Growth and Income Fund and Vanguard Value Index Fund, were added as investment options.

Participants may invest their accounts in one or more funds in whole percent increments. Participants may change the investment direction of their funds at any time by calling the Schwab Voice Response System or through the Schwab website.

Vesting
-------

Participants are immediately and fully vested in their elective contributions, Company matching contributions, and QNECs to the Plan.

Vesting in the Company profit sharing contribution is based on years of service. This contribution shall be fully vested and non-forfeitable upon and after attaining the Plan's normal retirement age (age 65), death, or disability, as defined. If termination occurs for any reason other than these events, the participant vests as follows:

            Years of Service               Vested Percentage
            ----------------               -----------------
            Less than 2 years                         0%
            2 years                                  20%
            3 years                                  40%
            4 years                              66 2/3%
            5 years or more                         100%

Payments of Benefits
--------------------

A participant's entire interest in the Plan is payable upon attaining normal retirement age (age 65), death, or disability, as defined. Upon termination of service, a participant's vested interest in the Plan is payable. Participant benefits are payable in a lump sum, installments or a combination thereof. In addition, hardship distributions are permitted if certain criteria are met.

Benefits for retired and/or terminated employees who had not received their full payment for their vested benefits, but had requested payment prior to year end, were immaterial for the years ended December 31, 1999 and 1998.

Participant Loans
-----------------

In accordance with the Plan Agreement, participants may borrow funds from the Plan. Borrowings cannot exceed the lesser of $50,000 or 50% of the participant's vested account and must be a minimum of $1,000. Loans are secured by the participant's account and bear an interest rate equal to the prime rate of interest as published in the Wall Street Journal plus 2%. Such loans are evidenced by promissory notes. Participants may have a maximum of two outstanding loans at any time.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
      -------------------------------------------

Basis of Accounting
-------------------

The accompanying financial statements have been prepared using the accrual method of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to use estimates and assumptions that affect the financial statements and disclosures. Actual results could differ from these estimates.

New Accounting Pronouncement
----------------------------

In 1999, the Accounting Standards Executive Committee of the American Institute of Public Accountants issued Statement of Position 99-3 "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" ("SOP 99-3") which eliminates the requirement for a defined contribution plan to disclose participant directed investment programs. SOP 99-3 was adopted for the accompanying financial statements, and as such, the 1998 financial statements have been appropriately reclassified to eliminate the participant directed fund investment program disclosures.

Investment Valuation
--------------------

The Plan's investments are stated at fair value which is determined by the trustee based on current market prices. The Schwab Stable Value Fund, which is a common/collective trust fund consisting of insurance company guaranteed investment contracts and synthetic investment contracts, is determined to be fully benefit-responsive and is carried in the accompanying financial statements at cost plus accrued income, which approximates fair market value. The crediting interest rate changes daily. The Schwab Stable Value Fund's average yield for the year ending December 31, 1999 was 6.2%. The crediting interest rate as of December 31, 1999 and 1998 was approximately 6.1% and 5.6%. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis.

Investments
-----------

The following presents investments which exceed 5% of net assets available for plan benefits as of December 31, 1999 and 1998:


                                                                 1999
                                                       -----------------------
                                                       Face Value
                                                       or Number
                                                        of Units    Fair Value
                                                       ----------   ----------

          T. Rowe Price Small-Cap Stock                    45,281   $1,032,399
          Vanguard Index 500                               12,989    1,757,809
          Vanguard Wellington                              25,328      708,160
          Vanguard Windsor II                              82,690    2,064,756
          HS Resources Common Stock                       156,066    2,692,138


                                                                 1998
                                                       -----------------------
                                                       Face Value
                                                       or Number
                                                        of Units    Fair Value
                                                       ----------   ----------

          T. Rowe Price Small-Cap Stock                    45,795   $  952,079
          Vanguard Index 500                                8,851    1,008,574
          Vanguard Wellington                              26,467      776,800
          Vanguard Windsor II                              86,166    2,572,042
          HS Resources Common Stock                       109,054      824,721


During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,867,926 as follows:


    Mutual funds                                                    $  138,121
    Common/collective trust fund                                        12,438
    HS Resources Common Stock                                        1,528,852
    Common stock                                                       188,515
                                                                   -----------
                                                                    $1,867,926
                                                                   ===========

Payment of Benefits
-------------------

Benefits are recorded when paid.

Plan Expenses
-------------

The Plan pays all trustee and custodial fees as shown in the accompanying financial statements. The Company pays all other costs and expenses of maintaining the Plan.

3.    INCOME TAXES:
      -------------

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated March 28, 1991, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended and restated since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

4.    PLAN TERMINATION:
      -----------------

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan and dispose of the net assets in accordance with the provisions of ERISA.

5.    RELATED PARTY TRANSACTIONS:
      ---------------------------

Certain Plan investments are shares and/or units of mutual funds, common/collective trust funds, money market funds and common stock managed by Schwab. Therefore, these transactions qualify as party-in-interest transactions. Certain Plan investments are also shares of the Company common stock.

6.    RISKS AND UNCERTAINTIES:
      ------------------------

The Plan provides for various investments in mutual funds, common/collective trust funds, money market funds, common stock, and Company common stock. Investments in general, are subject to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, including the Company's common stock, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

                                                                      SCHEDULE I
                                                                     PAGE 1 OF 4

                               HS RESOURCES, INC.
                               ------------------

                          401(k) & PROFIT SHARING PLAN
                          ----------------------------


               SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
               -----------------------------------------------

                                 AT END OF YEAR
                                 --------------

                              EIN NUMBER 36-0732690
                              ---------------------

                        FORM 5500 - SCHEDULE H - ITEM 4i
                        --------------------------------


 Identity of Issue,                                                 Number of
Borrower, Lessor or                                                 Shares or      Current
  Similar Party            Description of Investments             Principal Value   Value
---------------------   --------------------------------       -----------------  ----------
 The Charles Schwab
    Trust Company       Cash and Cash Equivalents                    56,368       $   56,368
                                                                                  ----------
                        Money Market Funds:
                          Stock Liquidity                             1,099            1,099
                          *Schwab Value Advantage Fund              329,512          329,512
                          *Schwab Money Market Fund                 132,049          132,049
                          *Schwab Value Advantage Money Fund         50,360           50,360
                                                                                  ----------
                             Total money market funds                                513,020
                                                                                  ----------
                        Common/Collective Trust Fund:
                          *Schwab Stable Value Fund                  38,850          471,721
                                                                                  ----------
                        Mutual Funds:
                          American Aadvantage International Equity   19,770          387,500
                          DFA US Small Cap 6-10 Value                13,503          250,744
                          Oakmark International Fund                 16,497          242,498
                          PIMCO Total Return Fund                    23,047          228,169
                          T. Rowe Price Small-Cap Stock              45,281        1,032,399
                          Vanguard Index 500                         12,989        1,757,809
                          Vanguard Wellington                        25,328          708,160
                          Vanguard Windsor II Fund                   82,690        2,064,756
                          Amcent 20th Centy Intl. Discovery Fund      5,768           98,978
                          Dresdner RCM Global SM C                       65            1,510
                          Dreyfus Technology Growth Fund                103            5,483
                          Excelsior Energy & Nat Res Fund                43              539
                          Excelsior Latin America Fund                  305            1,980
                          Firsthand Medical Specialists Fund            261            3,702
                          Firsthand Tech Innovators Fund                 70            3,471
                          Firsthand Technology Value Fund                58            5,229
                          Gabelli Global Interactive Couch Fund         200            7,021
                          Indymac Mortgage Holdings, Inc.               244            3,107

 * Represents a party-in-interest (Note 5).

               The accompanying notes to financial statements and
                schedule are an integral part of this schedule.

                                                                      SCHEDULE I
                                                                     PAGE 2 OF 4


                               HS RESOURCES, INC.
                               ------------------

                          401(k) & PROFIT SHARING PLAN
                          ----------------------------


               SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
               -----------------------------------------------

                                 AT END OF YEAR
                                 --------------

                              EIN NUMBER 36-0732690
                              ---------------------

                        FORM 5500 - SCHEDULE H - ITEM 4i
                        --------------------------------


 Identity of Issue,                                                 Number of
Borrower, Lessor or                                                 Shares or      Current
  Similar Party            Description of Investments             Principal Value   Value
---------------------   --------------------------------       -----------------  ----------
 The Charles Schwab
    Trust Company       Mutual Funds-
                          Janus Fund                                    283           12,430
                          Janus Global Technology Fund                2,031           62,817
                          Janus Mercury Fund                            268           11,741
                          Janus Special Situations Fund                 909           20,958
                          Janus Twenty Fund                             553           46,133
                          Janus Worldwide Fund                          202           15,463
                          Marsico Focus Fund                          1,620           37,992
                          Marsico Growth & Income Fund                  654           14,299
                          N&B Millennium Fund                            31            1,015
                          PBHG Technology & Communications Fund         123            8,397
                          Smith Breden Equity Plus Fund              10,163          164,938
                          Torray Fund                                   396           17,549
                          Vanguard Growth Index Fund                    523           20,639
                          Warburg Pincus Global                          14            1,015
                          Warburg Pincus Japan Small Company            267            7,363
                          Weitz Hickory Portfolio                       453           17,970
                          Weitz Value Portfolio                         534           17,679
                          White Oak Growth Stock Fund                   185           11,316
                                                                                  ----------
                             Total mutual funds                                    7,292,769
                                                                                  ----------
                        * HS Resources Common Stock                 156,066        2,692,138
                                                                                  ----------

 * Represents a party-in-interest (Note 5).

               The accompanying notes to financial statements and
                 schedule are an integral part of this schedule.

                                                                      SCHEDULE I
                                                                     PAGE 3 OF 4


                               HS RESOURCES, INC.
                               ------------------

                          401(k) & PROFIT SHARING PLAN
                          ----------------------------


               SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
               -----------------------------------------------

                                 AT END OF YEAR
                                 --------------

                              EIN NUMBER 36-0732690
                              ---------------------

                        FORM 5500 - SCHEDULE H - ITEM 4i
                        --------------------------------


 Identity of Issue,                                                 Number of
Borrower, Lessor or                                                 Shares or      Current
  Similar Party            Description of Investments             Principal Value   Value
---------------------   --------------------------------       -----------------  ----------
 The Charles Schwab
    Trust Company       Common Stock:
                          American Online Delaware                   110            8,346
                          Anadarko Petroleum Corporation              70            2,389
                          Backweb Technologies, Ltd.                 900           37,913
                          Barnesandnoble.com INCCL A                 200            2,837
                          Bel Fuse, Inc.                             100            2,787
                          Carematrix Corp.                           450            1,125
                          Cendant Corporation                        355            9,430
                          Cisco Sys, Inc.                          1,000          107,125
                          Closure Med Corp.                          100            1,287
                          Coulter Pharmaceutical, Inc.               100            2,269
                          Cypress Semiconductor Corp.                200            6,475
                          Digital Armor, Inc.                      1,000                1
                          E.M.C. Corp. Massachusetts                  50            5,462
                          Eagle Geophysical, Inc.                  2,200               88
                          Ericsson Tel Adr New CL B                  110            7,226
                          Euro99.Com A/S Spn Adr                   2,200           60,500
                          Frontier Airlines                          600            6,825
                          Hilton Hotels Corp.                        101              963
                          Infonow Corp. New                          400            6,600
                          International Business Machines             48            5,187
                          Interspeed, Inc.                           100            1,769
                          JDS Uniphase Corp.                          40            6,453
                          Labranche & Company, Inc.                  200            2,550
                          Legato System                              100            6,881
                          Level 3 Communications, Inc.                50            4,094
                          Material Sciences Corp.                    100            1,019
                          Mathsoft, Inc.                             900            4,106
                          Merck & Company                            100            6,719
                          Meridian Resource Corp.                    200              612
                          Microsoft Corporation                      150           17,513
                          Miller Bldg Sys, Inc.                      200              975
                          Mortgage.Com, Inc.                         200            1,162
                          Network Appliance, Inc.                  1,000           83,063

 * Represents a party-in-interest (Note 5).

               The accompanying notes to financial statements and
                 schedule are an integral part of this schedule.

                                                                      SCHEDULE I
                                                                     PAGE 4 OF 4


                               HS RESOURCES, INC.
                               ------------------

                          401(k) & PROFIT SHARING PLAN
                          ----------------------------


               SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
               -----------------------------------------------

                                 AT END OF YEAR
                                 --------------

                              EIN NUMBER 36-0732690
                              ---------------------

                        FORM 5500 - SCHEDULE H - ITEM 4i
                        --------------------------------


 Identity of Issue,                                            Number of
Borrower, Lessor or                                            Shares or          Current
  Similar Party            Description of Investments        Principal Value       Value
---------------------   --------------------------------    -----------------    --------
 The Charles Schwab
    Trust Company       Common Stock-
                          Nortel Networks Corp.                    50               5,050
                          Novamed Eyecare, Inc.                   150               1,012
                          Novellus Sys, Inc.                       50               6,127
                          Object Design, Inc.                   1,000              14,500
                          Park Pl Entmt Cp                        500               6,250
                          Performance Tech, Inc.                  200               3,475
                          Philip Morris Companies                 200               4,600
                          Pier 1 Imports, Inc.                    300               1,912
                          PMC-Sierra, Inc.                         20               3,206
                          Pulte Corp.                             100               2,258
                          PYR Energy Corp.                      1,225               5,513
                          Qualcomm                                 60              10,568
                          Research Frontiers, Inc.              2,450              36,291
                          RF Micro Devices, Inc.                   50               3,422
                          Scansoft, Inc.                        1,000               4,000
                          Somera Communications                   500               6,219
                          Sprint PCS Group                         45               4,612
                          Summa Inds.                             100               1,156
                          Sun Microsystems                      1,100              85,181
                          Texas Instruments                        50               4,831
                          Titan Corp.                             200               9,463
                          Tri Valley Corp.                      1,250               1,875
                          Tyco Intl Ltd. New                      300              11,700
                          Vicon Inds, Inc.                        400               2,400
                          Vitessee Semiconductor Corp.            200              10,488
                          Winstar Communications, Inc.             50               3,762
                                                                              -----------
                             Total common stock                                   661,622
                                                                              -----------
                        Participant loans - interest rates
                          ranging from 9.00% - 11.85%         221,458             221,458
                                                                              -----------
                             Total investments                                $11,909,096
                                                                              ===========

 * Represents a party-in-interest (Note 5).

               The accompanying notes to financial statements and
                 schedule are an integral part of this schedule.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, HS Resources, Inc. (as Plan Administrator) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                HS RESOURCES, INC. 401(k) & PROFIT SHARING PLAN

                                By: HS RESOURCES, INC.,
                                    Plan Administrator


                                By: /s/ANNETTE M. MONTOYA
                                    -------------------------------
                                    Name: Annette M. Montoya
                                    Title: Vice President-Human Resources,
                                           Accounting & Administration

DATED:  June 28, 2000

                                  EXHIBIT INDEX


     Exhibit
     Number      Description of Exhibits
     -------     -----------------------

      23.1       Consent of Independent Public Accountants